UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of Registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste,

Santa María Business District, Panama City,

Republic of Panama

(+507) 205-7000

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary

Exhibit Index

Exhibit No.	Description

99.1	Press release dated December 12, 2019 – AVIANCA ANNOUNCES SATISFACTION OF CONDITIONS FOR AUTOMATIC MANDATORY EXCHANGE OF 8.375% SENIOR SECURED NOTES DUE 2020 FOR 9.00% SENIOR SECURED NOTES DUE 2023.